EXHIBIT (a)(1)(J)
E-MAIL TO OPTION HOLDERS

July 19, 2002

To Multilink Option Holders Located in the United States and Europe:

As you know, on June 24, 2002, Multilink Technology Corporation (“Multilink”) commenced an Option Exchange Program. I am now pleased to announce that the Multilink Board of Directors has decided to revise the Program in several important respects. Most importantly, option holders will now be able to exchange options with an exercise price of $1.35 or more, rather than just those options with an exercise price of $3.90 or more. Second, we are extending the expiration date of the Program from July 23, 2002 to August 30, 2002. Third, although the replacement options will still be granted on the first business day that is at least six months and one day after the expiration date of the offer, based on the new schedule we expect that the grant date will be March 3, 2003 rather than January 24, 2003. Also, all employees who are on a leave of absence on the date that the replacement options are granted (not just those employees who are on a leave of absence that is “protected by statute”), will have the right to receive their replacement options on the grant date, rather than on the date that they return to regular employment with the Company. Finally, we changed the provisions of the offer relating to what happens if we are acquired by another company after your tendered options are accepted for exchange and canceled, but before replacement options are granted. Such consequences are outlined in question 37 on page 8 of the Amended and Restated Offer to Exchange.

There are also several other changes to the Offer, and we encourage you to carefully review the revised Offer to Exchange that is being provided to you to have a more complete understanding of the revised terms.

Under the revised Program, which is entirely voluntary, eligible employees and members of our Board of Directors will have the right to exchange options to purchase Class A common stock with an exercise price equal to or greater than $1.35 per share for new options covering the same number of shares. The new options will be granted on or after March 3, 2003 and will have an exercise price equal to the fair market value of our Class A common stock on the date of grant. Please carefully review the materials referenced below as they will provide you with details on how the Program operates.

If you decide to participate in the Program, you will need to complete and deliver an Election Form (item #2 below) by August 30, 2002 at 12:00 Midnight, Eastern Time, to Multilink Stock Administration located at 300 Atrium Drive, 2nd Floor, Somerset, New Jersey 08773, via personal delivery, interoffice mail or facsimile at (732) 537-3727. Employees who have previously completed and delivered an Election Form and do not wish to amend it are not required to complete and deliver a new Election Form. Please visit the Multilink intranet web site located at the following link: http://intra/stockadministration to view a copy of the Election Form or any of the following documents:

1.	Amended and Restated Offer to Exchange dated July 19, 2002

2.	Election Form (Instructions Included)

3.	Notice of Withdrawal (Instructions Included)

If you are not familiar with your historical stock option grant information, please review your AST option account located at the following link: http://www.aststockplan.com. If you do not have your password or PIN number, please contact AST at (212) 615-8709 or you may contact Stock Administration at (732) 537-3771 for a personnel option status report.

If you decide to participate in the Program, you must complete and deliver the Election Form by 12:00 Midnight, Eastern Time on Friday, August 30, 2002 unless we extend the Program. We will not accept late submissions, and therefore urge you to respond early to avoid any last minute problems. Employees who have previously completed and delivered an Election Form and do not wish to amend it are not required to complete and deliver a new Election Form.

Our Stock Administration department will be holding a series of meetings throughout the company beginning on Tuesday, July 23, to further explain the Program and address your questions. I encourage you to attend these meetings and hold your questions until that time. Copies of all of the documents referred to above and your personnel option status report will be available at these meetings.

The following is a schedule outlining the times, dates and locations of these meetings:

Tuesday, July 23:

10:30 a.m.–11:30 p.m. EDT at the Holiday Inn-Somerset or via conference call bridge of (719) 955-0563 with passcode of 363675 for New Jersey and Pennsylvania employees (A-K)

2:00 p.m.–3:00 p.m. EDT at the Holiday Inn-Somerset or via conference call bridge of (719) 955-0563 with passcode of 363675 for New Jersey and Pennsylvania employees (L-Z)

Wednesday, July 24:

2:30 p.m.–3:30 p.m. Local Time for the Bochum, Munich and Berlin, Germany offices via conference call bridge of (719) 955-0563 with passcode of 363675

11:00 a.m.–12:00 p.m. PDT for the Santa Monica, CA office via conference call bridge of (719) 955-0563 with passcode of 363675

1:00 p.m.–2:00 p.m. PDT for the Santa Clara, JCA office via conference call bridge of (719) 955-0563 with passcode of 363675

Thursday, July 25:

9:00 a.m.–10:00 a.m. EDT for employees located in the UK, Italy and Lithuania via conference call bridge of (719) 955-0563 with passcode of 363675

Stock Administration will provide you with an email confirmation of receipt of your Election Form within three (3) business days after receipt by us.

Please do not reply to this email. Please feel free to contact Stock Administration at (732) 537-3771 or investors@mltc.com for further assistance.

Sincerely,

Richard

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